Prenetics Reinforces Strategic Focus on IM8, Divests Europa Business For Up to $13 Million
Company Continues Portfolio Optimization on the Heels of Successful $72 million ACT Genomics sale
Company Maintains Strong Balance Sheet with over $70 million in Cash and Cash Equivalents, 510 BTC and Zero Debt, representing approximately $118 million in Total Liquidity

CHARLOTTE, N.C., January 6, 2026 – Prenetics Global Limited (NASDAQ: PRE) ("Prenetics" or the "Company"), a leading health sciences company and parent of the IM8 premium health and longevity brand, today announced that it has completed the sale of its 3PL distribution business operated by its subsidiary, Europa Sports Partners. The all-stock transaction is valued at up to $13 million, subject to the achievement of certain performance milestones.
This strategic divestiture allows Prenetics to further sharpen its focus on IM8, one of the world’s fastest-growing supplement brands, positioning the Company to drive long-term shareholder value by scaling IM8 globally. As IM8 continues to scale rapidly across multiple international markets, Europa’s operating model became increasingly unaligned with the Company’s long-term logistics and global expansion requirements.
The sale of the Europa business represents the second major divestiture in Prenetics' strategic portfolio optimization initiative, following the successful $72 million sale of ACT Genomics which closed in October 2025. These transactions reflect the Company's disciplined approach to capital allocation and commitment to concentrating resources on its highest-growth, highest-margin IM8 business. For the full year 2026, the Company is projecting total revenues from IM8 to be between $180 and $200 million.
The sale was completed on January 1, 2026, and therefore has no impact on the Company’s revenue or financial results for the fiscal year 2025. The Company's financial performance for fiscal year 2025 will include the full-year contribution from the Europa business.
Danny Yeung, Chief Executive Officer and Co-Founder of Prenetics, commented, “The sale of our Europa business marks another important milestone in our strategic transformation towards a sole focus on IM8. We originally acquired Europa ahead of the launch of IM8 to support our early logistics and 3PL requirements. However, the tremendous growth of IM8 has outpaced Europa’s operating scale, making divestment of the asset the most efficient path forward.
Given our strong balance sheet, we deliberately structured this transaction as an all-stock deal, reflecting our conviction in the upside potential of the acquiring company while achieving our primary objective of business simplification. The divestiture of the Europa business is expected to improve Prenetics' operating margins beginning in Q2 2026, as the Company will no longer incur operating losses from this non-core business, which amounted to approximately $6 million in operating losses in fiscal year 2025. This transaction further strengthens our path to profitability as we scale IM8.
Looking ahead in 2026, IM8 has emerged as a globally recognized and rapidly scaling brand, with strong momentum across key international markets and a growing ecosystem of partners, products, and channels. Now with our clear strategic focus on IM8, we are excited about the opportunities ahead and believe we are well positioned to pursue several meaningful initiatives that could further enhance long-term value.”
Continued Strategic Review
As previously stated, Prenetics will continue its comprehensive strategic review of remaining key non-core assets, including its 35% stake in Insighta (valued at $70 million based on Tencent's investment). The Company aims to provide updates on these initiatives in due course during 2026, with the goal of further simplifying its business structure and maximizing returns for shareholders.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company redefining the future of health and longevity through IM8 — its flagship consumer brand co-founded with David Beckham and championed by World No. 1 and four-time Grand Slam winner Aryna Sabalenka. IM8 has achieved the fastest growth trajectory in supplement industry history, reaching $100 million+ in ARR within 11 months of launch, outpacing even leading AI startups.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: future alpha-generating activities involving the Company’s Bitcoin holdings could expose it to additional risks; the Company’s purchase of Bitcoin subjects it to risks related to extreme volatility and speculative nature of Bitcoin; the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.